EXHIBIT 3


                      ASSIGNMENT AGREEMENT

     This Agreement is entered into as of October 3, 1994 by UNION BANK, a California banking corporation (the "Assignor"), and LONRHO PLC, a United Kingdom corporation (the "Assignee").

                            Recitals

     A. Reference is made to the Second Amended and Restated Revolving Credit Agreement dated as of July 24, 1990 (the "Credit Agreement") between The Hondo Company, a New Mexico corporation (the "Borrower"), and the Assignor, as lender. Terms defined in the Credit Agreement are used herein with the same meaning.

     B. The Assignor wishes to sell and assign, and the Assignee, as guarantor of the obligations of the Borrower to the Assignor under the Credit Agreement, wishes to purchase and accept the assignment of, all the Assignor's rights and obligations with respect to the Credit Agreement, the Note, the Pledge Agreement, the Lonrho Guaranty and the Anderson Guaranty (the "Assigned Documents"). Accordingly, the Assignor and the Assignee agree as set forth below.

     Section 1. Assignment. For the sum of Forty Million and 00/100 Dollars ($40,000,000.00), which represents the aggregate principal of all outstanding Advances, with interest accrued thereon to the date hereof, the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and accepts the assignment of, all of the Assignor's rights and obligations under the Assigned Documents, including, without limitation, all of the Assignor's right, title and interest in and to the Advances, interest accrued thereon and the Pledged Shares held by the Assignor as pledges. The foregoing assignment shall become effective when (a) the Assignor and the Assignee have executed and delivered this Agreement; (b) the Assignee has paid to the Assignor by wire transfer (i) the amount specified above and (ii) the costs and expenses of the Assignor, including those of its legal counsel, with respect to such assignment; and (c) the Assignor has delivered to the Assignee (i) executed UCC assignments for filing in the States of California and New Mexico and (ii) the Pledged Shares; and
(d) the Borrower has paid to the Assignor accrued and unpaid interest on the Advances to the date hereof.

     Section 2. Disclaimers of Assignor. The Assignor makes no representation or warranty, and assumes no responsibility, with respect to (a) any statements, warranties or representations made in or in connection with any of the Assigned Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of any of the Assigned Documents or any other instrument or document furnished pursuant thereto; or (b) the financial condition of the Borrower or the performance or observance by the Borrower or any other Person of any of its obligations under any of the Assigned Documents or any other instrument or document furnished pursuant thereto.

     Section 3. Confirmation of Assignee. The Assignee confirms that it has received copies of the Assigned Documents and of such other documents and information, including, without limitation, financial information, as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement.

     Section 4.  Governing Law.  This Agreement shall be
governed by, and construed in accordance with, the laws of the State of California applicable to contracts made and performed in the State of California.

UNION BANK                         LONRHO PLC

By:_/s/_Carl Stutzman_____         By:_/s/_R.E. Whitten___
Name:___Carl Stutzman_____         Name:___R.E. Whitten___
Title:__Vice President____         Title:__Director_______


By:_/s/_Michael Tregoning_         By:_/s/_D. Bock________
Name:___Michael Tregoning_         Name:___D. Bock _______
Title:__SVP and Manager __         Title:__Director_______



















                              -2-